SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Cazoo Group Ltd.
(Name of Issuer)

Class A Ordinary Shares, par value $0.002 per share
(Title of Class of Securities)

G2007L204
(CUSIP Number)

Amanda Hector
D1 Capital Partners L.P.
9 West 57th Street, 36th Floor
New York, NY 10019

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON D1 Capital Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,141,326 Class A Ordinary Shares (including 300,000 Class A Ordinary Shares issuable upon conversion of convertible notes)*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,141,326 Class A Ordinary Shares (including 300,000 Class A Ordinary Shares issuable upon conversion of convertible notes)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,141,326 Class A Ordinary Shares (including 300,000 Class A Ordinary Shares issuable upon conversion of convertible notes)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%*
14	TYPE OF REPORTING PERSON PN, IA

* The holdings of the Reporting Persons have not changed since the filing of the Schedule 13D/A on January 31, 2023 with the SEC. However, the Reporting Persons’ holdings have been adjusted to reflect the 1-for-20 reverse stock split of the Class A Ordinary Shares of the Issuer effective on February 8, 2023.

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Daniel Sundheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,141,326 Class A Ordinary Shares (including 300,000 Class A Ordinary Shares issuable upon conversion of convertible notes)*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,141,326 Class A Ordinary Shares (including 300,000 Class A Ordinary Shares issuable upon conversion of convertible notes)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,141,326 Class A Ordinary Shares (including 300,000 Class A Ordinary Shares issuable upon conversion of convertible notes)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%*
14	TYPE OF REPORTING PERSON IN, HC

* The holdings of the Reporting Persons have not changed since the filing of the Schedule 13D/A on January 31, 2023 with the SEC. However, the Reporting Persons’ holdings have been adjusted to reflect the 1-for-20 reverse stock split of the Class A Ordinary Shares of the Issuer effective on February 8, 2023.

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 4 of 5 Pages

The following constitutes Amendment No. 6 to the Schedule 13D (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On June 15, 2023, D1 Master and the other parties to the Cooperation Agreement (previously filed as Exhibit F to the Reporting Persons’ Schedule 13D/A filed on April 27, 2023) entered into Amendment No. 1 to the Cooperation Agreement (the “Amendment”). Pursuant to the Amendment, the term of the Cooperation Agreement has been extended to September 30, 2023.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is filed as Exhibit H hereto and is incorporated herein by reference.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented as follows:

Item 4 of this Amendment No. 6 is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented as follows:

Exhibit F:	Amendment to the Cooperation Agreement, dated June 15, 2023 (incorporated by reference to Exhibit 9 of the Schedule 13D/A filed by Viking Global Investors LP and certain other reporting persons with the SEC on June 16, 2023).

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 16, 2023

D1 Capital Partners L.P.

By:	/s/ Amanda Hector
Name: Amanda Hector
Title: General Counsel and Chief Compliance Officer

/s/ Daniel Sundheim
DANIEL SUNDHEIM